UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 11)*
AIRGAS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
009363 10 2
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following page(s))

CUSIP No.	009363102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bonnie F. McCausland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		41,500

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,237,099

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		41,500

WITH	8	SHARED DISPOSITIVE POWER

		7,237,099

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,278,599

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	8.8%

12	TYPE OF REPORTING PERSON*

	IN

Item 1(a) Name of Issuer
Airgas, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices
Airgas, Inc.
Radnor Court
259 North Radnor-Chester Road, Suite 100
Radnor, Pennsylvania 19087-5283
Item 2(a) Name of Person Filing
Bonnie F. McCausland
Item 2(b) Address of Principal Business Office, or, if none, Residence
1113 Brynlawn Road
Villanova, Pennsylvania 19085
Item 2(c) Citizenship
United States
Item 2(d) Title of Class of Securities
Common Stock , par value $.01 per share
Item 2(e) CUSIP Number
009363 10 2

Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	—	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	—	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	—	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	—	Investment company registered under Section 8 of the Investment Company Act;

(e)	—	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	—	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	—	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	—	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	—	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	—	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4 Ownership
     (a) and (b). Bonnie F. McCausland beneficially owned an aggregate of 7,278,599 shares of the issuer’s Common Stock, or approximately 8.8% of the shares outstanding, as of December 31, 2007, of which 250,000 shares were held in GRATs (as defined below) of which Mrs. McCausland and her husband, Peter McCausland, are trustees.
     (c). Bonnie F. McCausland had sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 41,500 shares of the issuer’s Common Stock. Mrs. McCausland had shared power to vote or to direct the vote, and/or shared power to dispose or to direct the disposition of, 7,237,099 shares of the Common Stock, which included (i) 127,167 shares held by a charitable foundation (the “Foundation”) of which Mrs. McCausland is an officer and director, (ii) 125,000 shares held by a grantor retained annuity trust of which Mrs. McCausland is a beneficiary and co-trustee with her husband, Peter McCausland, and another trustee, and (iii) 125,000 shares held by a grantor retained annuity trusts of which Peter McCausland is a beneficiary and co-trustee with Mrs. McCausland and another trustee (each of the referenced grantor retained annuity trusts referred to, collectively, as the “GRATs”).

Item 5 Ownership of Five Percent or Less of a Class
     Not applicable
Item 6 Ownership of More than Five Percent on Behalf of Another Person
     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the issuer’s shares which are the subject of this Schedule 13G, except that, (i) with respect to 6,859,932 shares, Mr. McCausland shares with Mrs. McCausland the right, (ii) with respect to 127,167 shares, the Foundation has the exclusive right and, (iii) with respect to 250,000 shares, the GRATs have the right, to receive the dividends from and the proceeds of sale as to such shares.
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not Applicable
Item 8 Identification and Classification of Members of the Group
     Not Applicable
Item 9 Notice of Dissolution of Group
     Not Applicable
Item 10 Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 13, 2008
Date

/s/ Bonnie F. McCausland
Bonnie F. McCausland